Exhibit 99.1

November 5, 2026

Dear Nexera Technologies Ltd Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Nexera Technologies Ltd (the “Company”), to be held on Thursday, December 10, 2026 at 3:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR each of the Proposals listed in the Notice.

Only shareholders of record of the Company at the close of business on Tuesday, October 27, 2026 are entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Oz Adler
Oz Adler
Chairperson of the Board of Directors

Notice of Annual General Meeting of Shareholders

To be Held on Thursday, December 10, 2026

Dear Nexera Technologies Ltd Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Nexera Technologies Ltd (the “Company”), to be held on Thursday, December 10, 2026 at 3:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

The agenda for the Meeting shall be as follows (the “Proposals”):

(1)	To approve the re-election of each of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar as a Class I director, to serve until the Company’s third annual general meeting of shareholders following the Meeting, and until each such director’s successor is duly elected and qualified;

(2)	to approve the amended compensation policy for the Company’s executive officers and directors;

(3)	to approve one or more reverse splits of the Company’s issued and outstanding ordinary shares at an aggregate ratio within the range of 1-for-2 (1:2) to 1-for-250 (1:250), to be effected in one or more increments, at such ratio(s) and on such date(s) as may be determined by the board of directors (the “Board”), in its discretion from time to time within 18 months following the date of shareholder approval;

(4)	to approve an amendment of the compensation terms for Mr. Eliyahu Zamir, the Company’s Chief Executive Officer;

(5)	to approve the grant of equity awards to the Company’s directors, including the Chairman of the Board; and

(6)	to approve and ratify the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2025.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of the shareholders may request that the Board include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders. Our amended and restated articles of association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

The last date for submitting a request to include a proposal for consideration at the Meeting in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), is Thursday, November 12, 2026. To the extent that there are any additional agenda items that our Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Thursday, November 19, 2026, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”), on a Report of Foreign Private Issuer on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares, no par value (the “ordinary shares”) present, in person or by proxy, and voting on the matter.

The approval of Proposals Nos. 2 and 4 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of each such Proposal (a shareholder who is a controlling shareholder or has such a personal interest, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against each such Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposals Nos. 2 and 4, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposals Nos. 2 and 4), please notify Mr. Ronen Zalayet, Chief Financial Officer, at c/o Nexera Technologies Ltd, 7 Mezada Street, Bnei Brak, Israel, telephone: +972-3-771-3520, or by email (ronen@nexera-tech.io). If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

However, in connection with Proposals Nos. 2 and 4, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Tuesday, October 27, 2026 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the accompanying proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders on the Record Date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

After careful consideration, our Board unanimously recommends that you vote FOR each of the above Proposals, which are described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Company’s ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to, Friday, December 11, 2026, at 3:00 p.m. (Israel time). At such adjourned meeting the presence of one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Annual General Meeting of Shareholders and the proxy statement, please sign, date, and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EST on Wednesday, December 9, 2026, to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the accompanying proxy statement and in the proxy card.

By Order of the Board of Directors,

/s/ Oz Adler
Oz Adler
Chairperson of the Board of Directors

Proxy Statement

Annual General Meeting of Shareholders

To Be Held on Thursday, December 10, 2026

This proxy statement (this “Proxy Statement”) is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Nexera Technologies Ltd (the “Company” or “Nexera Technologies”) to be voted at an Annual General Meeting of Shareholders of the Company (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Thursday, December 10, 2026, at 3:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

This Proxy Statement, the attached Notice of Annual General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of Nexera ordinary shares, no par value (“ordinary shares”), beginning Thursday, November 5, 2026.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Tuesday, October 27, 2026 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. The Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting (the “Proposals”):

(1)	to approve the reelection each of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar as a Class I director, to serve until the Company’s third annual general meeting of shareholders following the Meeting, and until each such director's successor is duly elected and qualified;

(2)	to approve the amended compensation policy for the Company’s executive officers and directors;

(3)	to approve one or more reverse splits of the Company’s issued and outstanding ordinary shares at an aggregate ratio within the range of 1-for-2 (1:2) to 1-for-250 (1:250), to be effected in one or more increments, at such ratio(s) and on such date(s) as may be determined by the Board, in its discretion from time to time within 18 months following the date of the receipt of shareholder approval;

(4)	to approve an amendment of the compensation terms for Mr. Eliyahu Zamir, the Company’s Chief Executive Officer;

(5)	to approve the grant of equity awards to the Company’s directors, including the Chairman of the Board; and

to approve and ratify the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors.

In addition to considering the foregoing Proposals, the Company’s shareholders will have the opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2025.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

The Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On November 5, 2026, we had a total of 4,219,763 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on October 27, 2026, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under our amended and restated articles of association, currently in effect (the “Articles of Association”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Friday, December 11, 2026, at 3:00 p.m. (Israel time). At such adjourned meeting, the presence of one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 6 relating to the re-appointment of the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

The approval of Proposals Nos. 2 and 4 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of each such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of each such Proposal (a shareholder who is a controlling shareholder or has such a personal interest, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against each such Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposals Nos. 2 and 4, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposals No. 2 and 4), please notify Mr. Ronen Zalayet, Chief Financial Officer, at c/o Nexera Technologies Ltd, 7 Mezada Street, Bnei Brak, Israel, telephone: +972-3-771-3520, or by email (ronen@nexera-tech.io). If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

However, in connection with Proposals Nos. 2 and 4, the Companies Law allows the Board to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the Company.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Tuesday, October 27, 2026, personally or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. The Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Apart from for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail — If you are a shareholder of record and have received a printed proxy card, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our offices at 7 Mezada Street, Bnei Brak 5126112, Israel, or VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, New York 11598 receives it in the enclosed envelope no later than 11:59 p.m. EST on Wednesday, December 9, 2026.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly brought before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being made available to shareholders beginning November 5, 2026. Certain officers, directors, employees and agents of Nexera Technologies may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer, LLC or otherwise, and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Meeting and this Proxy Statement are available at the “Investor relations” portion of our website, https://investor.nexera-tech.io/. The contents of that website are not a part of this Proxy Statement. In addition, shareholders of record who wish to receive by post-mail copies of the proxy materials, may contact the Company directly at 7 Mezada Street, Bnei Brak 5126112 Israel, Attn: Ronen Zalayet, Chief Financial Officer, telephone number: +972-3-7713520.

COMPENSATION OF EXECUTIVE OFFICERS

For information concerning the annual compensation earned during the fiscal year 2025 by our five most highly compensated executive officers see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2025, as filed with the SEC on April 1, 2026 (the “Annual Report”), a copy of which is accessible through the SEC’s website at www.sec.gov.

DIRECTOR INDEPENDENCE

Our Board has determined that six out of our seven directors, including each of Messrs. Oz Adler, Amitay Weiss, Israel Berenstein, Tomer Etzyoni, Moshe Revach and Ms. Tali Dinar, satisfy the independent director requirements under the Nasdaq corporate governance requirements. As such, the Board is comprised of a majority of independent directors as such term is defined in the Nasdaq rules.

The Board has further determined that each member of the audit committee of the Board (the “Audit Committee”) is independent as such term is defined in Rule 10A-3 under the Exchange Act, and that each member of the Audit Committee and compensation committee of the Board (the “Compensation Committee”), satisfies the additional requirements applicable under the Nasdaq rules to members of audit committees and compensation committees, respectively.

In accordance with the regulations promulgated under the Companies Law, after determining that we no longer have a controlling shareholder, on May 15, 2024, our Board elected to “opt out” from the Companies Law requirement to appoint external directors and related Companies Law rules concerning the composition of the Audit Committee and the Compensation Committee.

PROPOSAL 1

APPROVAL OF THE RE-ELECTION OF EACH OF MR. AMITAY WEISS, MR. MOSHE REVACH AND MS. TALI DINAR AS A CLASS I DIRECTOR OF THE COMPANY

Background

The Board currently has seven directors who are divided into three classes with staggered three-year terms as follows:

●	the Class I directors consist of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar and their terms will expire at the Meeting;

●	the Class II directors consist of Mr. Liron Carmel and Mr. Tomer Etzyoni and their terms expire at our annual general meeting of shareholders to be held in 2027; and

●	the Class III directors consist of Mr. Israel Berenstein and Mr. Oz Adler and their terms will expire at our annual general meeting of shareholders to be held in 2028.

At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class, will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect each of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar as a Class I director of the Company. Each of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar qualifies as an independent director under Nasdaq rules. Ms. Tali Dinar currently serves as the Chairman of our Audit Committee.

If re-elected at the Meeting, each of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar will serve until the third annual general meeting of our shareholders following the Meeting, and until their successor has been duly elected and qualified, or until their office is vacated in accordance with our Articles of Association.

In accordance with the Companies Law, each of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar has certified to us that they meet all the requirements of the Companies Law for election as a director of a public company and possess the necessary qualifications and has sufficient time to fulfill their duties as a director of Nexera Technologies, taking into account the special needs of Nexera Technologies.

Biographical information concerning Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar is set forth below:

Mr. Amitay Weiss has served as one of our directors since August 2022. Mr. Weiss has vast experience serving on board of directors and in senior executive positions across multiple public and private companies. He currently serves as president of SciSparc Ltd. (Nasdaq: SPRC) since October 2025, and as chairman of the board of directors of several other Nasdaq-listed companies, including Clearmind Medicine Inc. (CSE: CMND), N2OFF Inc. (Nasdaq: NITO), Maris-Tech Ltd. (Nasdaq: MTEK), and ParaZero Technologies Ltd. (Nasdaq: PRZO). Mr. Weiss also previously served as chairman of the board of directors of AutoMax Motors Ltd. (TASE: AMX.TA), until October 16, 2025. He also serves as a director of Epsilon (previously Upsellon Brands Holdings Ltd.) (TASE: UPSL) since June 2019, including as chairman of its board from January 2021 to May 2022 and as a director of Vivos Therapeutics, Inc. (Nasdaq: VVOS) since October 2022. Mr. Weiss has also served as chairman of the board of Fuel Doctor, traded on the OTC market in the United States, since January 2022, and as an external director of Reisdor Entrepreneurship Ltd. (TASE) since September 2025. Mr. Weiss previously served as chief executive officer of SciSparc Ltd. (Nasdaq: SPRC) from August 2020 to January 2022 and as chairman of its board of directors from January 2022, as an external director of Cofix Group Ltd. (TASE: CFCS) from August 2015 to August 2024, and as chairman of the board of Value Capital One Ltd. (TASE: VALU) from April 2016 to February 2021. Prior to his board career, he served as Vice President of Marketing and Business Development at Poaley Agudat Israel (PAGI) Bank, part of the First International Bank of Israel Group, from 2008 to 2015, and held various branch management roles at Mizrahi Bank from 1989 to 2001. In April 2016, Mr. Weiss founded Amitai Weis Management Ltd., an economic consulting company, and serves as its chief executive officer. Mr. Weiss holds a B.A. in Economics and Business Administration from The College for Israel, an M.B.A. in Business Administration from Ono Academic College, Israel, and an LL.B. from Ono Academic College, Israel. We believe that Mr. Weiss is qualified to serve as a member of our board of directors because of his diverse business, management and leadership experience.

Mr. Moshe Revach has served as one of our directors since September 2021. Mr. Revach serves as member of the city council of Ramat Gan, Israel, and member of the finance committee of the city council of Ramat Gan, Israel, and previously served in various other municipality positions since 2008. Mr. Revach currently serves as a member of the board of directors of ParaZero Technologies Ltd (Nasdaq: PRZO) since 2022, a board member of SciSparc Ltd. (Nasdaq: SPRC) since January 2022 and a board member of Plantify Foods, Inc. since 2023. Mr. Revach previously served as a member of the board of directors of the RPG Economic Society and Jewish Experience Company on behalf of the Jewish Agency, L.L.N IT solutions, a wholly-owned subsidiary of the Jewish Agency for Israel, and as a board member of Biomedico Hadarim Ltd. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A. in management and economics from the University of Derby. We believe that Mr. Revach is qualified to serve as a member of our board of directors because of his diverse management and leadership experience.

Ms. Tali Dinar has served as one of our directors since September 2021. Ms. Dinar is a senior executive with a two-decade track record in public and private companies in a global environment. Ms. Dinar served as chief financial officer of Xylo Technologies Ltd. (Nasdaq: XYLO) from June 2021 until September 2025. Ms. Dinar also currently serves as a member of the board of directors of ParaZero Technologies Ltd. beginning February 13, 2022, as a director of Charging Robotics Ltd. since November 2021, and as a director of Charging Robotics Inc since April 4, 2023. Ms. Dinar served as Chief Financial Officer of Novomic Ltd., a private company between January 2019 and January 2023. She has also served as a member of the board of directors of Micronet Ltd. (TASE: MCRNT) between July 2016 and February 2023. In addition, she has also served as a director of Canzon Israel Ltd. (TASE: CNZN) since August 2020 until March 2022. Between 2019 and 2020, Ms. Dinar served as the Chief Financial Officer of TechCare Corp. (currently Citrine Global Corp.) (OTCQB: CTGL). Between 2009 and 2019, Ms. Dinar worked at the MICT group and served in various positions, including as Chief Financial Officer of MICT Inc. (Nasdaq: MICT) and as Chief Financial Officer of MICT Telematics Ltd. Ms. Dinar holds a B.A. in Accounting and Business Administration from The College of Management, Israel. We believe that Ms. Dinar is qualified to serve as a member of our board of directors because of her diverse business, management and proven leadership skills in managing global finance, holding and industrial organizations.

Proposal

It is proposed that the following resolutions be adopted at the Meeting:

“RESOLVED, to approve the re-election of Mr. Amitay Weiss as a Class I director, to serve until the third annual general meeting of shareholders following the Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Companies Law;

RESOLVED, to approve the re-election of Mr. Moshe Revach as a Class I director, to serve until the third annual general meeting of shareholders following the Meeting and until his successor has been duly elected and qualified, or until his office is vacated in accordance with the Articles of Association or the Companies Law; and

RESOLVED, to approve the re-election of Ms. Tali Dinar as a Class I director, to serve until the third annual general meeting of shareholders following the Meeting and until her successor has been duly elected and qualified, or until her office is vacated in accordance with the Articles of Association or the Companies Law.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each of Mr. Amitay Weiss, Mr. Moshe Revach and Ms. Tali Dinar as a Class I director for a term to expire at the third annual general meeting of shareholders following the Meeting.

PROPOSAL 2

APPROVAL OF THE AMENDED COMPENSATION POLICY FOR EXECUTIVE OFFICERS AND DIRECTORS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to appoint a Compensation Committee and to establish a compensation policy regarding the terms of engagement of office holders. The term “office holders,” as defined in the Companies Law, includes directors and most executive officers. Under the Companies Law, our compensation policy must be reviewed by the Compensation Committee, and by our Board, from time to time. In addition, the compensation committee, followed by the Board (based on the recommendation of the compensation committee) and our shareholders, are each required to approve and adopt the compensation policy once every three years. The compensation policy sets forth a framework for the terms of office and employment of our office holders, including with respect to the grant of any benefit, other payment or undertaking to provide payment, such as salary, bonus, equity awards, severance and other compensation (including in connection with termination of services or change of control over the Company), as well as exemption from liability, insurance or indemnification.

Our current compensation policy was last approved by our shareholders on July 17, 2024, in accordance with the provisions of the Companies Law (the “Existing Compensation Policy”). If approved by the shareholders, the Compensation Policy will become effective upon the close of the Meeting and remain in effect for a period of three years.

The Compensation Committee and the Board reviewed our Existing Compensation Policy during the period leading up to the convening of the Meeting. Following such review, the Compensation Committee and the Board proposed adjustments to the Existing Compensation Policy, which are now being brought to the approval of the shareholders in accordance with the requirements under the Companies Law. A copy of the proposed amended policy is attached to this Proxy Statement as Exhibit A and which we refer to as the Proposed Compensation Policy.

We have highlighted below certain key substantive features of the Proposed Compensation Policy. The following description is merely a summary of those features of our Proposed Compensation Policy. We urge you to review Exhibit A in its entirety for the complete text of the Proposed Compensation Policy.

Variable vs. Fixed Compensation of Executive Officers:

The total annual variable compensation — consisting of target bonus and target equity-based compensation (based on the fair market value, in accordance with the methodology to be set by our Company, at the time of grant) — of each executive officer will not exceed 95% of the total compensation package of that executive officer for a given year.

Annual Cash Bonus:

Executive Officers (other than the CEO):

The target annual cash bonus for an executive officer, other than our chief executive officer (the “CEO”), for any given calendar year, will not exceed four (4) of such executive officer’s monthly base salaries.

The maximum annual cash bonus — including for overachievement performance — that an executive officer, other than the CEO, will be entitled to actually receive for any given calendar year, will not exceed five (5) of such executive officer’s monthly base salary payments.

In accordance with the First Appendix to the Companies Law, the Proposed Compensation Policy provides that our Company may determine that whether a cash bonus will be paid or not to an executive officer who is subordinate to the CEO may be based in whole or in part on a discretionary evaluation of his or her performance.

CEO:

The target annual cash bonus for the CEO for any given calendar year will not exceed six (6) of his or her monthly base salary payments.

The maximum annual cash bonus— including for overachievement performance — that the CEO will be entitled to actually receive for any given calendar year, will not exceed eight (8) of his or her monthly base salary payments.

A portion of the annual cash bonus granted to our CEO — not exceeding two (2) of the CEO’s monthly base salary payments — may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

Non-Material Changes to Compensation:

The Companies Law regulations allow for a non-material change in the terms of compensation of an executive officer other than the CEO to be approved by the CEO alone. Under the Proposed Compensation Policy, the CEO may approve such non-material changes, provided that the annual total cost to our Company from that change does not exceed an amount equal to two (2) monthly base salary payments of the relevant employee.

Automatic Update Based on Updates to Companies Law:

The Proposed Compensation Policy includes a general provision allowing the Company to rely on any amendment to provisions of the Companies Law and any other applicable rules and regulations that facilitates our ability to more readily approve or pay executive officer or director compensation, to the extent permitted by applicable law and subject to any approvals required thereunder..

We believe that the proposed executive compensation framework under the Proposed Compensation Policy will be effective in achieving our objectives of:

●	closely aligning the interests of the executive officers with those of the Company’s shareholders in order to enhance shareholder value;

●	aligning a significant portion of the executive officers’ compensation with the Company’s short and long-term goals and performance;

●	providing the executive officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each executive officer an opportunity to advance in a growing organization;

●	strengthening the retention and the motivation of executive officers in the long-term;

●	providing appropriate awards in order to incentivize superior individual excellence and corporate performance; and

●	maintaining consistency in the way executive officers are compensated.

Annual Equity Awards:

The total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) 300% of his or her annual base salary or (x) 2% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of (y) 150% of his or her annual base salary or (z) 1% of the Company’s fair market value at the time of approval of the grant by the Board.

The fair market value of the equity-based compensation for the Executive Officers will be determined by using the Black Scholes formula or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

Compensation for Directors:

The Proposed Compensation Policy also governs the compensation of our Board members and provides that our chairperson and non-employee directors will be entitled to an annual cash fee retainer, up to the limits set forth in the Proposed Compensation Policy.

Under the Proposed Compensation Policy, our Board members may also be awarded annual equity-based compensation up to the limits set forth in the Proposed Compensation Policy, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, which will be subject to a vesting schedule over several years. In addition, our directors will be entitled to reimbursement of expenses incurred in the performance of their duties to the Company.

Clawback

In accordance with Rule 10D-1 under the Securities Exchange Act of 1934, as amended, and the applicable Nasdaq listing standards, the Company has adopted a compensation recovery policy providing for the recovery of erroneously awarded incentive-based compensation from covered executive officers following certain accounting restatements, subject to the terms of such policy and applicable law.

If the Proposed Compensation Policy is not approved by our shareholders in accordance with the required special majority under the Companies Law, our Board may nevertheless approve it, provided that the Compensation Committee and the Board determine, after additional discussions concerning the Proposed Compensation Policy, and for specified reasons, that the approval of the Proposed Compensation Policy is beneficial to our Company.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve and adopt the Proposed Compensation Policy for the Executive Officers and Directors of the Company, in the form attached as Exhibit A to this Proxy Statement.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board recommends a vote “FOR” the approval and adoption of the Proposed Compensation Policy.

PROPOSAL 3

APPROVAL OF ONE OR MORE REVERSE SPLITS OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES AT AN AGGREGATE RATIO WITHIN THE RANGE OF 1-FOR-2 (1:2) TO 1-FOR-250 (1:250), TO BE EFFECTED IN ONE OR MORE INCREMENTS, AT SUCH RATIO(S) AND ON SUCH DATE(S) AS MAY BE DETERMINED BY THE BOARD IN ITS DISCRETION FROM TIME TO TIME WITHIN 18 MONTHS FOLLOWING THE DATE OF SHAREHOLDER APPROVAL

Background

On November 1, 2026, the Board approved, subject to shareholder approval, a framework for one or more reverse splits of our issued and outstanding ordinary shares at an aggregate ratio within the range of 1-for-2 (1:2) to 1-for-250 (1:250), to be effected in one or more increments, at such ratio(s) and on such date(s) as may be determined by the Board, in its discretion, within 18 months following the date of shareholder approval (collectively, the “Reverse Splits”).

For the avoidance of doubt, if the Board effects more than one Reverse Split, the cumulative ratio of all such Reverse Splits shall not exceed 1-for-250.

The primary intent of conducting Reverse Splits is to increase the share price of our ordinary shares to enable the Company to meet the minimum bid price requirement of Nasdaq. On November 4, 2026, the closing price of our ordinary shares on the Nasdaq Capital Market was $0.2472.

On January 17, 2025, the SEC approved an amendment to Nasdaq Listing Rule 5810(c)(3)(A)(iv), according to which, an issuer is not eligible for any compliance period to cure a deficiency under the minimum bid price requirement if it effected a reverse share split over the prior one-year period. Due to this amendment, our Board has resolved to approve a framework that allows for the implementation of multiple reverse share splits, if necessary, in order to remain in compliance with the minimum bid price requirement over an extended period of time.

The Company believes that Reverse Splits are advisable in order to make its ordinary shares more attractive to a broader range of investors and to maintain compliance with the Nasdaq minimum bid price requirement for continued listing if the price of the Company’s ordinary shares does not otherwise increase. Our Board believes that the anticipated increased share price resulting from the Reverse Splits may generate additional interest in trading of the Company’s ordinary shares.

The Company is therefore seeking the approval of its shareholders to effect Reverse Splits, in one or more increments, such that, depending on the ratio, every two ordinary shares and up to every two hundred and fifty ordinary shares will be consolidated into one ordinary share. If Proposal No. 3 is approved by the Company’s shareholders, our Board will have the discretionary authority, within 18 months from the date of the receipt of shareholder approval, to determine whether to implement such, if any, Reverse Splits, the number of increments, and the exact ratio and the effective date of each increment, such that the maximum cumulative range of the Reverse Splits shall remain 1-for-250 (1:250).

If the Reverse Splits are implemented, the number of the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split’s ratio. The Reverse Splits, if implemented, would not adjust the number of authorized ordinary shares under the Articles of Association, which, as of the date hereof consists of 1,500,000,000 ordinary shares. In addition, if the Reverse Splits are implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding options and warrants will be proportionately adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Splits. Furthermore, upon completion of the Reverse Splits, the number of ordinary shares available for issuance under our incentive plans shall be appropriately adjusted. Because the Reverse Split will reduce the number of issued and outstanding ordinary shares without a corresponding reduction in the number of authorized ordinary shares, it will increase the proportion of authorized but unissued ordinary shares available for future issuance. Such future issuances could result in dilution to existing shareholders.

No fractional shares will be issued as a result of the Reverse Splits. Fractional entitlements will be treated in accordance with the Articles of Association, such that all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than one half of one whole share shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Splits, we intend to treat ordinary shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose ordinary shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Splits for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Splits. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve one or more reverse splits of the issued and outstanding ordinary shares at an aggregate ratio within the range of 1-for-2 (1:2) to 1-for-250 (1:250), to be effected in one or more increments, at such ratio(s) and on such date(s) as may be determined by the Board, in its discretion from time to time within 18 months following the date of the receipt of shareholder approval, as detailed in this Proxy Statement.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the Reverse Split, as set forth in this Proxy Statement.

PROPOSAL 4

APPROVAL OF AN AMENDMENT TO THE COMPENSATION TERMS FOR MR. ELIYAHU ZAMIR, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

On July 21, 2025, Mr. Eliyahu Zamir was appointed by the Board to serve as our CEO, effective as of August 1, 2025, and we entered into a services agreement with him on the same date, that established the terms of his compensation, which were approved by our shareholders on October 15, 2025.

Under the Companies Law, any Israeli public company that seeks to approve terms of compensation of its chief executive officer, is required, subject to certain exceptions, to obtain the approval of its compensation committee, board of directors and shareholders, in that order. Accordingly, at the Meeting, shareholders will be asked to approve amended compensation terms for Mr. Eliyahu Zamir, our CEO, all in accordance with the terms set forth below.

On November 1, 2026, the Compensation Committee and the Board approved, subject to shareholder approval, the following amended compensation arrangements of Mr. Eliyahu Zamir, our CEO (the “CEO Compensation Terms”):

(i)	a monthly fee of $15,000, plus VAT;

(ii)	an annual fixed bonus equal to three monthly fees, plus VAT;

(iii)	an annual target-based bonus of up to three monthly fees, based on predetermined performance-based targets to be set by the Board and the Compensation Committee;

(iv)	a one-time grant of 74,192 restricted share units (“RSUs”) each representing the right to receive one ordinary share (the “CEO Award”), under our 2024 Share Incentive Plan (the “Plan”). Subject to the CEO’s continued engagement with, or employment by, the Company, 12.5% of the RSUs will vest each quarter following November 1, 2026, the vesting commencement date, over the course of 2 years. Unless otherwise stated, the terms of the CEO Award are subject to the Plan. The CEO Award shall be granted in accordance with Section 3(i) of the Israeli Income Tax Ordinance (New Version), 1961, as amended, (the “Tax Ordinance”). The CEO Award has a total fair value of approximately $25,967. The foregoing fair values are based on a fair value of approximately $0.35 per RSU; and

(v)	an additional one-time grant of 168,791 RSUs, each representing the right to receive one ordinary share (the “CEO Compensation Award”), under the Plan. In light of the substantial decline in the value of the RSUs previously granted to the CEO following the reverse splits of the Company’s issued and outstanding ordinary shares, including the 1-for-14 reverse split effected on February 17, 2026 and the 1-for-11 reverse split effected in July 2026, the CEO Compensation Award is intended to provide additional equity-based compensation to the CEO in recognition of the reduction in the value of his previously granted equity awards. The RSUs comprising the CEO Compensation Award will be fully vested as of the date of grant and will have an aggregate fair value of approximately $59,077. Unless otherwise stated, the terms of the CEO Compensation Award are subject to the Plan. The CEO Compensation Award shall be granted in accordance with Section 3(i) of the Tax Ordinance. The foregoing fair values are based on a fair value of approximately $0.35 per RSU.

The proposed CEO Compensation Terms are consistent with the Existing Compensation Policy and, if approved, the Proposed Compensation Policy, as attached to this Proxy Statement as Exhibit A.

Our compensation committee and Board approved the proposed CEO Compensation Terms as they believe that these would serve as an appropriate long-term retention and performance incentive and advance the objectives of the Company, its work plan and long-term strategy.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the amended compensation terms of Mr. Eliyahu Zamir, the Company’s Chief Executive Officer, as detailed in this Proxy Statement.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the amendment to the compensation terms for the CEO as described above.

PROPOSAL 5

APPROVAL OF GRANT OF EQUITY AWARDS TO THE COMPANY’S DIRECTORS, INCLUDING THE CHAIRMAN OF THE BOARD

Background

Under the Companies Law, the terms of compensation of directors, including equity-based compensation, generally require the approval of the compensation committee, board of directors and shareholders, in that order.

Our Compensation Committee and Board determined to approve, subject to shareholder approval, the grant of 9,274 RSUs, each representing the right to receive one ordinary share, to each of our non-executive directors: Mr. Amitay Weiss, Mr. Liron Carmel, Ms. Tali Dinar, Mr. Israel Berenstein, Mr. Tomer Etzyoni, and Mr. Moshe Revach (the “Non-Executive Directors”) and the grant of 55,643 RSUs, each representing the right to receive one ordinary share, to Mr. Oz Adler, the Chairman of the Board (the “Chairman”) (collectively, the “Directors’ Award”).

In addition, in light of the substantial decline in the value of the RSUs previously granted to our directors and officers following the reverse splits of the Company’s issued and outstanding ordinary shares, including the 1-for-14 reverse split effected on February 17, 2026 and the 1-for-11 reverse split effected in July 2026, on November 1, 2026, our compensation committee and Board determined to approve, subject to shareholder approval, additional one-time compensatory grants of 21,100 RSUs to each of the Non-Executive Directors and 126,594 RSUs to the Chairman (collectively, the “Directors’ Compensation Award”). Each RSU represents the right to receive one ordinary share. The Directors’ Compensation Award is intended to compensate the recipients for such decline in value.

At the Meeting, shareholders will be asked to approve: (i) the Directors’ Award, consisting of 9,274 RSUs to each of the Non-Executive Directors, with an approximate total fair value of $3,246 per director, and 55,643 RSUs to the Chairman, with an approximate total fair value of $19,475 and (ii) the Directors’ Compensation Award, consisting of additional one-time compensatory grants of 21,100 RSUs to each of the Non-Executive Directors, with an approximate total fair value of $7,385 per director, and 126,594 RSUs to the Chairman, with an approximate total fair value of $44,308. The foregoing fair values are based on a fair value of approximately $0.35 per RSU.

Both the Directors’ Award and the Directors’ Compensation Award are consistent with the Existing Compensation Policy and, if approved, the Proposed Compensation Policy, as attached to this Proxy Statement as Exhibit A.

Subject to each director’s continued engagement by the Company, 12.5% of the RSUs comprising the Directors’ Award will vest each quarter following November 1, 2026, the vesting commencement date, over the course of two years. The RSUs comprising the Directors’ Compensation Award will be fully vested as of the date of grant. Unless otherwise stated, the terms of both the Directors’ Award and the Directors’ Compensation Award are subject to the Plan. Both awards shall be granted in accordance with Section 102 of the Tax Ordinance.

In approving the Directors’ Award and the Directors’ Compensation Award, our compensation committee and Board considered the recipients’ equity interests in the Company, the alignment of their interests with those of the Company, and the desire to encourage them to continue contributing their talent and time in their respective roles as directors and Chairman.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of equity awards, including additional one-time compensatory equity awards, to the Company’s directors, including the Chairman of the Board, in such amounts and on such terms and conditions as detailed in this Proxy Statement.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the grant of equity awards to our directors, including the Chairman of the Board.

PROPOSAL 6

RE-APPOINTMENT OF INDEPENDENT AUDITORS

 AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

The Audit Committee and the Board have approved the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders, subject to the approval of our shareholders. Brightman Almagor Zohar & Co. has no relationship with the Company or with any affiliate of the Company except as auditors.

For information regarding the total compensation that was paid by the Company and its subsidiaries to its independent auditors, please see Item 16C of our Annual Report for the year ended December 31, 2025, filed with the SEC on April 1, 2026 on Form 20-F, and accessible through the SEC’s website at www.sec.gov.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to ratify and approve the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the ratification and approval of the re-appointment of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as our independent registered public accounting firm for the year ending December 31, 2026 and until the next annual general meeting of shareholders.

PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2025. A copy of the Annual Report, including the audited consolidated financial statements for the year ended December 31, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Annual Report filed with the SEC on April 1, 2026, is available for viewing and downloading on the SEC’s website at www.sec.gov.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

/s/ Oz Adler
Oz Adler
Chairperson of the Board of Directors

Dated: November 5, 2026

Exhibit A

COMPENSATION POLICY

NEXERA TECHNOLOGIES LTD

Compensation Policy for Executive Officers and Directors

(As Adopted on ______, 2026)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Nexera Technologies Ltd (“Nexera Technologies” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of Nexera Technologies’ overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Nexera Technologies’ value and otherwise assist Nexera Technologies to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Nexera Technologies’ goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, members of the Board of Directors of Nexera Technologies (the “Board”) (and such committees formed by the Board).

This Policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Nexera Technologies’ Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee (the “Compensation Committee”) and the Board shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

In determining the terms of the compensation pursuant to this Policy, the Compensation Committee will take into consideration information prepared and presented by the Company’s management, Company’s management’s recommendations, as well as information that may be provided by third party advisors who may be engaged by the Compensation Committee from time to time.

2.	Objectives

Nexera Technologies’ objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to Nexera Technologies’ success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling Nexera Technologies’ core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.	To closely align the interests of the Executive Officers with those of Nexera Technologies’ shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Nexera Technologies’ short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control provisions; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Nexera Technologies’ short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting and updating this Policy, Nexera Technologies’ Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Nexera Technologies’ other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in Nexera Technologies were examined and will continue to be examined by Nexera Technologies from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Nexera Technologies.

B. Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows Nexera Technologies to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Nexera Technologies’ ability to attract and retain highly skilled professionals, Nexera Technologies will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are as much as possible similar in their characteristics to Nexera Technologies. To that end, Nexera Technologies shall utilize comparative market data and practices as a reference, including a survey that compares and analyzes the overall compensation package offered to an Executive Officer of the Company with compensation packages of persons serving in similar positions (to that of the relevant officer) in such companies. Such compensation survey may be conducted internally or by an external independent consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for approving salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. When approving salary adjustments for the Executive Officers, the Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days /paid time off in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Nexera Technologies’ practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	Nexera Technologies shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Nexera Technologies’ policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.	Nexera Technologies shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Nexera Technologies’ policies and procedures and to the practice in peer group companies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed following the relocation, in lieu of the benefits otherwise applicable to the relocating Executive Officer in the origin country, and may, in addition, receive additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, home leave visit, etc.

7.4.	Nexera Technologies may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and landline phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Nexera Technologies’ policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Nexera Technologies’ objectives and business goals. Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets as may be determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such Executive Officer’s engagement, in case of newly hired Executive Officers, taking into account Nexera Technologies’ short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee (and, if required by law, the Board) may also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Nexera Technologies’ business environment, a significant organizational change, a significant merger and acquisition event, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the fiscal year, or may modify payouts following the conclusion of the year.

8.3.	In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses - The Formula

Executive Officers other than the Chief Executive Officer

9.1.	The performance objectives for the annual cash bonus of Nexera Technologies’ Executive Officers, other than the chief executive officer (the “CEO”), may be determined by the CEO (in lieu of the Compensation Committee) and may be based on company, division/ departmental/business unit and individual objectives. The measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based, among other things, on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, operating income and cash flow and may further include, divisional or personal objectives, which may include operational objectives, , such as (by way of example and not by way of limitation) market share, initiation of new markets and operational efficiency, customer focused objectives, project milestone objectives and investment in human capital objectives, such as (by way of example and not by way of limitation) employee satisfaction, employee retention and employee training and leadership programs. The Company may also grant annual cash bonuses to Nexera Technologies’ Executive Officers, other than the CEO, on a discretionary basis.

9.2.	The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed four (4) of such Executive Officer’s monthly base salaries.

9.3.	The maximum annual cash bonus, including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed five (5) of such Executive Officer’s monthly base salaries.

CEO

9.4.	The annual cash bonus of Nexera Technologies’ CEO will be based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above [and based on a discretionary element as provided in Section 9.5 below]. Such measurable performance objectives will be determined annually by the Compensation Committee (and, if required by law, by the Board) and will be based on company and personal objectives.

9.5.	The annual cash bonus granted to Nexera Technologies’ CEO, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria. The discretionary bonus for any given fiscal year will not exceed two (2) of the CEO’s monthly base salaries.

9.6.	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed six (6) of his or her monthly base salaries.

9.7.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed eight (8) of his or her monthly base salaries.

10.	Other Bonuses

10.1.	Special Bonus. Nexera Technologies may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200% of the Executive Officer’s annual base salary. Any such Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.	Signing Bonus. Nexera Technologies may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. Nexera Technologies may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, Nexera Technologies shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.

11.2.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

12.	[Commissions

12.1.	The CEO may decide to grant Executive Officers, other than the CEO, that are providing services of sales, marketing and/or business development for the Company, with commissions, as shall be determined in their employment agreement (the “Sales Executive Officers” and “Commission”, respectively). The purpose of granting Commissions to Sales Executive Officers is to incentivize Sales Executive Officers to increase the amount of sales of Company’s products. For each Sales Executive Officer, the aggregate amount of Commissions paid by the Company in each calendar year shall be up to 5% of the Company’s income from sales. The Commissions will be paid on either a monthly or quarterly basis. The maximum amount of Commissions shall be considered from time to time considering the Company’s operation.

12.2.	The Commission paid to a Sales Executive Officer shall be separate from the Bonus and/or Special Bonus given to them, or instead of Bonus and/or Special Bonus, as decided in each case by the CEO.

12.3.	The Commission shall be limited by the ratio between the fixed compensation and variable compensation, as further specified in Section 12.2 herein.]

D. Equity Based Compensation

13.	The Objective

13.1.	The equity-based compensation for Nexera Technologies’ Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Nexera Technologies and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

13.2.	The equity-based compensation offered by Nexera Technologies is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place, as may be updated from time to time.

13.3.	All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with Nexera Technologies’ policies, as may be adopted from time to time, the main terms of which shall be disclosed in the Company’s annual report .

13.4.	All other terms of the equity awards shall be in accordance with Nexera Technologies’ incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

14.	General Guidelines for the Grant of Awards

14.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

14.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - the higher of (w) 300% of his or her annual base salary or (x) 2% of the Company’s fair market value at the time of approval of the grant by the Board; and (ii) with respect to each of the other Executive Officers - the higher of (y) 150% of his or her annual base salary or (z) 1% of the Company’s fair market value at the time of approval of the grant by the Board.

14.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of Nexera Technologies’ ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

E. Retirement and Termination of Service Arrangements

15.	Advanced Notice Period

Nexera Technologies may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months in the case of the CEO and chairperson of the Board (the “Chairperson”) and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

16.	Adjustment Period

Nexera Technologies may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

17.	Additional Retirement and Termination Benefits

Nexera Technologies may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

18.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Nexera Technologies may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Nexera Technologies for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12). The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

19.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24). The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

20.	Exculpation

Nexera Technologies may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

21.	Insurance and Indemnification

21.1.	Nexera Technologies may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Nexera Technologies all subject to applicable law and the Company’s articles of association.

21.2.	Nexera Technologies will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

21.2.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee; and

21.2.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Nexera Technologies’ exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

21.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Nexera Technologies shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

21.3.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

21.3.2.	The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions, and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

21.4.	Nexera Technologies may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

21.4.1.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

22.	The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

22.1.	Acceleration of vesting of outstanding options or other equity-based awards;

22.2.	Extension of the exercise period of equity-based grants for Nexera Technologies’ Executive Officers for a period of up to one (1) year, following the date of termination of employment.

22.3.	Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

22.4.	A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.

H. Board of Directors Compensation

23.	All Nexera Technologies’ non-employee Board members may be entitled to an annual cash fee retainer of up to $40,000 (and up to $240,000 for the Chairperson). The Chairperson may be paid an annual bonus of up to six (6) of his or her monthly cash compensation and up to an additional two (2) monthly cash compensation for overachievement. The discretionary bonus for any given fiscal year will not exceed two (2) monthly cash compensation.

24.	The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

25.	Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

26.	Each non-employee member of Nexera Technologies’ Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation at the time of grant shall not exceed the higher of (i) $120,000 or (ii) 0.5% of the Company’s fair market value at the time of approval of the grant by the Board; and in the case of the Chairperson - the higher of (i) 300% of his or her annual base salary or (ii) 2% of the Company’s fair market value at the time of approval of the grant by the Board.

26.1.	All other terms of the equity awards shall be in accordance with Nexera Technologies’ incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law. In addition, the Company may satisfy tax withholding obligations related to equity based compensation by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

27.	In addition, members of the Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

28.	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

I. Miscellaneous

29.	Nothing in this Policy shall be deemed to grant to any of Nexera Technologies’ Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Nexera Technologies to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Nexera Technologies and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

30.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding an amount equal to two (2) monthly base salaries of such employee.

31.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Nexera Technologies may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Nexera Technologies and none of the provisions thereof are intended to provide any rights or remedies to any person other than Nexera Technologies.